FOIA CONFIDENTIAL TREATMENT REQUESTED BY

LUXOTTICA GROUP S.p.A. PURSUANT TO RULE 83 (17 C.F.R. § 200.83)

October 27, 2016

SUBMITTED VIA FEDERAL EXPRESS;

REDACTED COPY VIA EDGAR

Mr. Kevin J. Kuhar

Accounting Branch Chief

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Luxottica Group S.p.A.

Form 20-F for the Fiscal Year Ended December 31, 2015

File No. 001-10421

Dear Mr. Kuhar:

On behalf of Luxottica Group S.p.A., an Italian corporation (the “Company”), this letter sets forth the responses of the Company to the supplemental oral requests by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) for confirmation of certain information that was discussed on a conference call among members of the Staff and the Company’s management on October 6, 2016. The supplemental oral requests were relayed to the Company in a telephone call with the undersigned on October 13, 2016.

Pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. 200.83) (“Rule 83”), the Company requests that, due to its commercially sensitive nature, certain information contained in this response letter be accorded confidential treatment (such information, the “Confidential Information”). In the version of this letter that has been submitted to the Commission via EDGAR, such information has been redacted and identified with a placeholder identified by the mark “[* *].” The Company has separately submitted to the Staff an unredacted version of this letter in which the Confidential Information has been highlighted and bracketed. In the event that the Commission receives any request for disclosure of the Confidential Information, pursuant to the Freedom of Information Act or otherwise, the Company requests that a notification of such request be provided to the Company at the following address, so that the Company may substantiate its request for confidential treatment in accordance with Rule 83:

Luxottica Group S.p.A.

Piazzale L. Cadorna 3

Milan 20123, Italy

Attention: Stefano Grassi, Chief Financial Officer

Tel: +39 02 863 341

As required by paragraph (c)(3) of Rule 83, a copy of the Company’s redacted response letter to the supplemental oral request (which does not include the Confidential Information) is concurrently being mailed to the Office of Freedom of Information and Privacy Act Operations.

1.                                      Quantitative Materiality of Business Units Within the Retail Segment

[Rule 83 Confidential Treatment Request Made by the Company: LUX-1]

The Company respectfully provides the following information to the Staff on a supplemental basis for each of the five business units within the Retail segment by net sales, gross profit and income from operations for the year ended December 31, 2015.

Year Ended December 31, 2015	Net Sales	% of Company	% of Retail	Gross Profit	% of Company	% of Retail	Income from Operations	% of Company	% of Retail
(Euro Thousands)
Retail	5,244,023	59.3%	100.0%	3,784,428	63.1%	100.0%	789,355	57.3%	100.0%
President Retail	[* *]	[* *]	[* *]	[* *]	[* *]	[* *]	[* *]	[* *]	[* *]
Oakley Sport Division	[* *]	[* *]	[* *]	[* *]	[* *]	[* *]	[* *]	[* *]	[* *]
EyeMed	[* *]	[* *]	[* *]	[* *]	[* *]	[* *]	[* *]	[* *]	[* *]
Greater China	[* *]	[* *]	[* *]	[* *]	[* *]	[* *]	[* *]	[* *]	[* *]
Oliver Peoples Group	[* *]	[* *]	[* *]	[* *]	[* *]	[* *]	[* *]	[* *]	[* *]
Wholesale	3,592,555	40.7%		2,216,724	36.9%		807,213	58.6%
Corporate	—	0.0%		—	0.0%		(220,123)	(16.0)%
Luxottica Group S.p.A.	8,836,578	100.0%		6,001,152	100.0%		1,376,445	100.0%

The Company respectfully notes that income statement data below the level of income from operations is not available for each of the five Retail business units because such data is only prepared at the consolidated Company level.

TEXT FROM THE REQUESTS MARKED AS LUX-1 AND LUX-2 IN THIS LETTER INDICATED WITH “[* *]” HAS BEEN OMITTED AND PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83.

2.                                     Determination of Retail Segment Manager

[Rule 83 Confidential Treatment Request Made by the Company: LUX-2]

The Company respectfully confirms that Mr. Nicola Brandolese is the segment manager for the Retail segment in accordance with IFRS 8.9. Mr. Brandolese’s business unit accounts for approximately [* *] of net sales, [* *] of gross profit and [* *] of income from operations for the Retail segment. In addition, when Mr. Brandolese reviews the financial results for his areas of responsibility, the results for his business unit are aggregated with the results for EyeMed. Therefore, the businesses for which Mr. Brandolese reviews the financial results, in the aggregate, account for approximately [* *] of net sales, [* *] of gross profit and [* *] of income from operations for the Retail segment. As a result, Mr. Brandolese is the CODM’s main contact for discussions relating to the Retail segment. He is directly accountable to, and maintains regular contact with, the CODM to discuss operating activities, financial results, forecasts and plans. Every significant operating decision made with respect to his area of responsibility is significant at the segment level, considering the size of the business managed. The other business units within the Retail segment are not material.

In addition, Mr. Brandolese is the individual who represents the Retail segment on the Company’s earnings calls with investors.

Mr. Brandolese interacts with the Executive Chairman in a manner similar to the Wholesale segment manager. The other retail managers interact with the Executive Chairman in a more limited manner, because their responsibilities are more limited.

3.                                     Basis of Mr. Brandolese’s Compensation

The Company advises the Staff that the variable portion of Mr. Brandolese’s compensation is based partly on the Company’s overall performance and partly on performance targets that are related to the performance of areas for which he is directly responsible. His compensation is not linked to the performance of the Retail segment as a whole.

TEXT FROM THE REQUESTS MARKED AS LUX-1 AND LUX-2 IN THIS LETTER INDICATED WITH “[* *]” HAS BEEN OMITTED AND PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83.

We hope that this letter is fully responsive to your requests. If you have any questions, please call me at (212) 294-2639 or Michael A. Boxer, Executive Vice President and Group General Counsel of Luxottica Group S.p.A., at (516) 918-3003.

Very truly yours,

/s/ David A. Sakowitz
David A. Sakowitz

cc:                                Michael A. Boxer

Luxottica Group S.p.A.